SINOCLEAN ENERGY, INC.
Room 1502, Building D, Wangzuo International City Building
No. 3 Tangyuan Road, Gaoxin District
Xi’an, Shaanxi Province, People’s Republic of China

October 18, 2011

U.S. Securities and Exchange Commission
Washington, DC 20549-4631
Attn:  Mr. Rufus Decker

RE:
Sino Clean Energy, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed April 5, 2011
Form 10-Q for Fiscal Quarter ended June 30, 2011
Filed August 15, 2011
Form 8-K
Filed August 23, 2011
File No. 1-34773

Mr. Decker:

We are in receipt of the Staff’s Letter, dated September 30, 2011 (the “Letter”), and we are requesting an extension until November 7, 2011 to respond to the comments in the Letter.  We are requesting this extension because at the time we received the Letter we had just begun a one week holiday, from October 1 through October 7,  during which time we were celebrating the Chinese Day National Holiday.  During this time, our offices were closed and our personnel who provides input to respond to the comments in the Letter were away.  We believe that due to the nature of the comments, our staff will need this additional time for us to consult with our appropriate advisors and properly respond to the comments set forth in the Letter.  We will submit our response no later than November 7, 2011.

Please direct any comments or questions regarding the foregoing to Tahra T. Wright, at Loeb & Loeb LLP.  Her contact number is 212-407-4122.

Thank you for your consideration.

Sincerely,

SinoClean Energy, Inc.

By:	/s/ Baowen Ren
Name:	Baowen Ren
Title:	Chief Executive Officer